Ameren Corporation	Martin J. Lyons, Jr. Senior Vice President & Chief Financial Officer Ameren Corporation T 314.554.2982 F 314.612.8201

June 8, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: William Thompson, Accounting Branch Chief

                  Adam Phippen, Staff Accountant

                  Division of Corporation Finance

Re:	Ameren Corporation (File No. 1-14756)

Form 10-K for Fiscal Year Ended December 31, 2011 filed February 28, 2012

Form 8-K filed May 4, 2012

Form 10-Q for Quarterly Period Ended March 31, 2012 filed May 10, 2012

Gentlemen:

This letter is being filed in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted by letter dated May 25, 2012, to Martin J. Lyons, Jr., Senior Vice President and Chief Financial Officer, of Ameren Corporation (“Ameren”), with respect to the above-referenced Form 10-K, Form 8-K and Form 10-Q filings.

Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of our responses to Comment 4 below. Please note that the redacted version of this letter omits such confidential information that is included in the unredacted version of the letter that was delivered to the Commission. Such omissions are denoted by bracketed asterisks (i.e. [***]).

This letter recites each Staff comment and then provides the response to that comment. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the referenced filings.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 32

Results of Operations, page 34

Income Taxes, page 50

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1.	Comment: The 2010 effective tax rates excluding the impact of goodwill impairment charges disclosed in footnotes (a), (b) and (c) of the table appear to be non-GAAP financial measures. Please provide the disclosures required by Item 10(e)(1)(i)(b)-(d) of Regulation S-K or tell us why such disclosures are not required.

Response:

The referenced disclosures were intended to highlight the significant impact of a goodwill impairment charge on the 2010 effective tax rate and to supplement GAAP disclosures elsewhere in the Form 10-K. In future filings, commencing with the Form 10-K for the year ending December 31, 2012, Ameren will either modify its disclosures to include the change in the effective rate as a result of the goodwill impairment charges, rather than recalculating the rate, or include the disclosures required by Item 10(e)(1)(i)(B)-(D). Below is an example of this revised disclosure. The percentage point changes referenced in footnotes (a) and (b) below correspond to amounts included in the effective to the statutory income tax rate reconciliation in Note 13 – Incomes Taxes on page 147 of Ameren’s 2011 Form 10-K:

	2010
Ameren	68	%(a)
Genco	(125	)%(b)
Merchant Generation	(2	)%(c)

(a)	The impact of the goodwill impairment charge, which is not deductible for income tax purposes, increased the effective tax rate for 2010 by 32 percentage points.
(b)	The impact of the goodwill impairment charge, which is not deductible for income tax purposes, decreased the effective tax rate for 2010 by 144 percentage points.
(c)	The impact of the goodwill impairment charge, which is not deductible for income tax purposes, decreased the effective tax rate for 2010 by 36 percentage points.

Item 8. Financial Statements and Supplementary Data, page 79

Part I. Financial Information, page 81

Item 1. Financial Statements, page 81

Combined Notes to Financial Statements, page 97

Note 4 – Short-Term Debt and Liquidity, page 113

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2010 Credit Agreement, page 113

2.	Comment: In light of the 2010 credit agreements’ requirements for each of Ameren, Ameren Missouri, Ameren Illinois and Genco to maintain consolidated indebtedness of not more than 65% of its consolidated total capitalization, please update your response, dated July 30, 2009, to comment one in our letter dated June 30, 2009 explaining why the disclosures required by Rule 4-08(e)(3)(ii) of Regulation S-X are not required. In addition, please address any other relevant changes with third party lender agreements and regulatory agency imposed restrictions since responding to our previous comment.

Response: Based on our calculation of the restricted net assets at December 31, 2011, of Ameren’s subsidiaries as a percentage of Ameren’s consolidated net assets, Ameren believes it was not required to include Schedule I of Rule 5-04 of Regulation S-X or disclosures required by Rule 4-08(e)(3)(ii) of Regulation S-X. This calculation includes the effect of the consolidated indebtedness to consolidated total capitalization restriction within our 2010 credit agreements. The consolidated total capitalization restrictions in our 2010 credit agreements do not result in significant restricted net assets because they do not have a specific limit on loans to the parent. Rather, there is an indirect limitation through the capitalization restriction on how much debt could be incurred to fund these loans. As a result, this covenant and other restrictions have no practical effect on Ameren’s payment of dividends. Ameren’s 2011 common stock dividend payments totaled $375 million and net income was $519 million. Ameren’s 2011 dividend payments would have to have exceeded $4 billion to have been noncompliant with these restrictions as of December 31, 2011. As noted in our comment letter response dated July 30, 2009, Ameren agreed to provide, and has voluntarily provided since that time, Schedule I to support the Staff’s efforts to enhance investor understanding of certain dividend restrictions that may be imposed or that could otherwise affect regulated subsidiaries.

Below is a summary of net assets restricted from transfer to the parent company by the subsidiaries in the form of loans, advances or cash dividends without the consent of a third party, as of December 31, 2011 (in millions), as measured on a least restrictive basis in accordance with Rule 4-08(e)(3):

Union Electric Company	$121
Ameren Illinois Company	$1,810
Ameren Energy Generating Company	$40
All Ameren Subsidiaries	$1,971

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The only relevant change with respect to third party lender agreements and regulatory agency imposed restrictions, since our July 30, 2009, comment letter response, was Ameren Illinois’ commitment to the Federal Energy Regulatory Commission to maintain a minimum ratio of common stock equity to total capitalization of 30% after the Ameren Illinois Merger and the AERG distribution. This additional restriction is disclosed on page 120 of Ameren’s Form 10-K for the year ended December 31, 2011. While Ameren and certain subsidiaries entered into new credit agreements in 2010, the restrictions in these agreements were substantially similar to those contained in the previous credit agreements.

We understand that the Staff has had discussions with a number of public utilities, and other registrants regarding the desirability of disclosing the balance of restricted net assets in such companies’ Form 10-K filings in order to further enhance investor understanding of certain dividend restrictions. In the interest of supporting the Staff’s efforts in this regard, Ameren will disclose the balance of restricted net assets as part of its future Form 10-K’s, even if not required to do so by the above referenced rules.

Form 8-K filed May 4, 2012

Exhibit 99.1

3.	Comment: As noted in your disclosure, segment core earnings is a non-GAAP measure. Please provide the reconciliations required by Item 10(e)(1)(i)(b) of Regulation S-K.

Response: Item 10(e)(1)(i)(B) of Regulation S-K requires a reconciliation between GAAP and non-GAAP measures through a schedule or other clearly understandable methods. Ameren believes the narrative explanations that were provided met this requirement. On pages 3 and 4 of Exhibit 99.1 to the Form 8-K filed May 4, 2012, Ameren provided GAAP and non-GAAP earnings for its three segments. Explanations were provided for variances in both GAAP and non-GAAP earnings. For Ameren Missouri and Ameren Illinois, the differences between GAAP and non-GAAP earnings were only $1 million each for the first quarter of 2012. The explanations provided indicate the differences were a result of mark-to-market activity. For the merchant generation segment, the difference between the first quarter 2012 GAAP and non-GAAP earnings was $377 million. The explanation indicates the asset impairment charge, which was previously identified as $377 million and as being within the merchant generation segment, was the driver of the difference. Additionally, mark-to-market activity, which was less than $1 million in the first quarter of 2012, was referenced. To the extent future

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adjustments to segment GAAP earnings are more numerous and, therefore, require some other clearly understandable reconciliation method, Ameren will either quantify the adjustments as part of the variance descriptions, or include a supplemental schedule reconciling the GAAP and non-GAAP amounts.

Form 10-Q for Quarterly Period Ended March 31, 2012

Part I. Financial Information

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

Results of Operations, page 56

Income Taxes, page 64

4.	Comment: We note your disclosure that your consolidated effective tax rate in the first quarter of 2012 was lower than the same period in 2011 primarily due to the reduction in the income tax benefit recognized in connection with the long-lived assets impairment in the Merchant Generation segment due to the estimated lower tax rate for the year, and that the reduction is projected to fully reverse over the balance in 2012. Please explain to us how the reduction in the recognized benefit will reverse over the balance of year.

Response: For interim reporting purposes, ASC 740-270-25-2 specifies that the tax expense (or benefit) related to ordinary income (or loss) should be computed at an estimated annual effective tax rate. Ameren has consistently applied these provisions of ASC 740-270-25-2.

As reflected in the table below, the $91 million reduction in recognized tax benefits related to the loss before income tax for the three months ended March 31, 2012, was primarily the result of applying the annual effective tax rate of 24%, as opposed to an otherwise expected 41% tax rate, to the loss before income taxes of $533 million resulting primarily from the long-lived impairment charge of $628 million. As Ameren’s forecasted income before income taxes for the nine months ending December 31, 2012, of [***] million is realized, the reduced tax rate of 24%, as opposed to an otherwise expected [***] tax rate, applied to the income before income taxes for the remaining quarterly interim periods of 2012 will reduce tax expense for the nine months ending December 31, 2012, period in an equal and offsetting amount of $91 million. A consistent application of the expected annual 24% tax rate to all interim periods requires this adjustment.

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The projected annual effective tax rate of 24% is lower than the statutory rate primarily as a result of (a) lower projected full year pre-tax income due to the impairment charge recorded in the first quarter of 2012, and (b) relatively consistent permanent differences as compared to prior periods, which are expected to constitute a larger percentage of pre-tax income in 2012, than in prior years.

The table below demonstrates the mechanics of the interim period tax adjustment and quantifies the expected reversal of the $91 million reduction in tax benefits for the three months ended March 31, 2012, as necessary to provide a consistent 24% effective income tax rate for all interim periods. As is evident, the timing of the large loss before income tax for the three months ended March 31, 2012, coupled with an offsetting large income before income tax forecasted for the nine months ending December 31, 2012, is the fundamental cause for the adjustment and related reversal.

FORECASTED TAX EXPENSE (BENEFIT) 2012 (in millions)	REF	ACTUAL THREE MONTHS ENDED MARCH 31, 2012	FORECAST NINE MONTHS ENDED DECEMBER 31, 2012	FORECAST YEAR ENDED DECEMBER 31, 2012
Income/(Loss) Before Income Tax	A	$(533)	[***]	[***]
Effective tax rate for interim periods without adjustment to annual effective tax rate	B/A	41%	[***]	24%

Tax expense (benefit) for interim periods before adjustment to annual effective tax rate	B	$(221)	[***]	[***]
Adjustment required to reflect annual effective income tax rate (ASC 740-270 -25-2)		91	(91)	—

Adjusted income tax expense (benefit)	C	$(130)	[***]	[***]

Adjusted interim effective tax rate	C/A	24%	24%	24%

*   *   *

In connection with this letter in response to the Staff’s comments, Ameren acknowledges:

•	Ameren is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Ameren’s filings; and

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•	Ameren may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning responses to these comments, please contact the undersigned at (314) 554-2982 or Bruce A. Steinke, Vice President and Controller at (314) 554-2574.

Very truly yours,

/s/ Martin J. Lyons, Jr.
Martin J. Lyons, Jr.
Senior Vice President and Chief Financial Officer
Ameren Corporation

cc:	Bruce A. Steinke

Thomas R. Voss

Greg L. Nelson

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